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Exhibit 99.3

DragonWave
TAKE BACKHAU
TO A NEW LEVEL
Next Generation Massive Capac
Packet Microwave
ANDRETTI +
WAHLBERG
200 MPH

DragonWave

DRAGONWAVE INC.

Management Discussion & Analysis

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DragonWave
NASDAQ
OPENING BELL

May 4, 2011

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

        The following provides management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three and twelve months ended February 28, 2011. This MD&A is dated May 4, 2011 and should be read in conjunction with our audited consolidated annual financial statements and corresponding notes and our Annual Information Form dated May 4, 2011 (the "AIF"), all of which are filed separately and are available at:

        www.sedar.com or http://www.sec.gov/edgar/searchedgar/companysearch.html.

        The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in US dollars. The information contained herein is dated as of May 4, 2011 and is current to that date, unless otherwise stated. Our fiscal year commences March 1 of each year and ends on the last day of February of the following year.

        In this document, "we", "us", "our", "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its subsidiaries. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in US dollars.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A other than statements that are reporting results or statements of historical fact are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding our strategic plans and objectives, growth strategy, customer diversification and expansion initiatives, and the expected use of proceeds from financing activities. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are discussed in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and the Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

Risks and Uncertainties

        Our financial performance, achievements and results may be impacted by risks and uncertainties related to our business. These risks and uncertainties include, but are not limited to the following:

  •
  dependence on the development and growth of the market for high-capacity wireless communications services;
  •
  reliance on a small number of customers for a large percentage of revenue;
  •
  intense competition from several competitors;

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

  •
  competition from indirect competitors;
  •
  ability to successfully effect acquisitions of products or businesses and other risks associated with acquisitions;
  •
  dependence on the ability to develop new products and enhance existing products;
  •
  a history of losses;
  •
  our ability to successfully manage growth;
  •
  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;
  •
  the impact of the general economic downturn on our customers;
  •
  disruption resulting from economic and geopolitical uncertainty;
  •
  currency fluctuations;
  •
  exposure to credit risk for accounts receivable;
  •
  pressure on our pricing models from existing and potential customers and as a result of competition;
  •
  the allocation of radio spectrum and regulatory approvals for our products;
  •
  our customers' ability to secure a license for applicable radio spectrum;
  •
  changes in government regulation or industry standards that may limit the potential market for our products;
  •
  risks associated with possible loss of our foreign private issuer status;
  •
  risks and expenses associated with being a public company in the United States;
  •
  dependence on establishing and maintaining relationships with channel partners;
  •
  reliance on outsourced manufacturing and third party component suppliers;
  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;
  •
  risks associated with software licensed by us;
  •
  a lengthy and variable sales cycle;
  •
  dependence on our ability to recruit and retain management and other qualified personnel;
  •
  exposure to risks resulting from international sales and operations, including the requirement to comply with export control and economic sanctions laws;
  •
  product defects, product liability claims, or health and safety risks relating to wireless products.

        Readers are also referred to "Risk Factors" in the Company's AIF, which is available at www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html. Although we have attempted to identify important factors that could cause our actual results to differ materially from our expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend.

Change in Functional and Reporting Currency

        Effective March 1, 2010, the Company adopted the US dollar (USD) as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in USD. Prior to that date, the Company's operations were measured in Canadian dollars (CAD) and the consolidated financial statements were expressed in CAD. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, "Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency". In accordance with EIC-130, assets and liabilities as at March 1, 2010, were translated into USD using the exchange rate in effect on that date and equity transactions were translated at historical rates. As the change took place on the first day of the fiscal year, there was no income statement or

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts cash flow translation required. For comparative purposes, historical financial statements have been restated in USD using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect for these periods and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders' equity.

SELECTED FINANCIAL INFORMATION:

	Three Months Ended		12 Months Ended
	February 28, 2011	February 28, 2010	February 28, 2011	February 28, 2010	February 28, 2009
REVENUE	15,105	60,973	118,010	157,989	39,749
Cost of sales	10,697	34,808	67,460	91,565	26,311

Gross profit	4,408	26,165	50,550	66,424	13,438

	29.2%	42.9%	42.8%	42.0%	33.8%
EXPENSES
Research and development	5,572	5,069	18,676	14,620	9,749
Selling and marketing	3,964	4,481	17,303	13,917	9,768
General and administrative	3,340	2,679	11,817	7,405	3,742
Government assistance	(144)	—	(390)	—	(75)
Restructuring charges	—	—	—	—	460

	12,732	12,229	47,406	35,942	23,644

Income (loss) before amortization of intangible assets and other items	(8,324)	13,936	3,144	30,482	(10,206)
Amortization of intangible assets	(472)	—	(893)	(207)	—
Accretion expense	(271)	—	(393)	—	—
Interest income	37	60	233	89	604
Investment gain	(161)	—	7	—	—
Gain on sale of property and equipment	—	—	—	258	—
Foreign exchange gain (loss)	536	(991)	678	(2,436)	4,141

Net Income (Loss)	(8,655)	13,005	2,776	28,186	(5,461)
Income tax expense	235	203	801	341	34

Net and Comprehensive Income (Loss)	(8,890)	12,802	1,975	27,845	(5,495)

Basic income (loss) per share	(0.25)	0.35	0.06	0.88	(0.19)
Diluted income (loss) per share	(0.25)	0.34	0.05	0.85	(0.19)
Basic weighted average shares outstanding	35,208,606	36,461,643	35,812,507	31,523,226	28,537,202
Diluted weighted average shares outstanding	35,208,606	37,914,914	36,741,961	32,635,342	28,537,202

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

	As at February 28, 2011	As at February 28, 2010	As at February 28, 2009
Consolidated Balance Sheet Data:
Cash and cash equivalents	77,819	105,276	6,693
Restricted cash	714	—	—
Short Term Investments	11,181	8,074	11,800
Total Assets	170,580	176,749	40,789
Total liabilities	37,953	37,903	6,715
Total shareholder's equity	132,627	138,846	34,074

        There are five key factors which have driven the results of the business over the past three years:

  1)
  The significant increase in shipments to DragonWave's largest customer which began in the second quarter of fiscal 2010 and provided the impetus for the growth in the Company's revenue and earnings. The same customer's reduction in demand in the second half of fiscal 2011 has been a key driver of recent changes in our business results, including our revenue and profit profile.

  2)
  The public offering of our shares on the NASDAQ Global Market in the third quarter of fiscal 2010 which raised net proceeds of $70.5 million. This public offering had the impact of strengthening the Company's balance sheet and improving our flexibility for expansion.

  3)
  The move to manufacturing in Malaysia combined with the significantly higher production volumes relative to earlier years, afforded by the growth in sales, enabled us to improve our gross profit performance.

  4)
  In order to meet our growth objectives expenses have increased in the following areas: (i) research and development to continue to release innovative products and market specific variants, (ii) sales and marketing to address regional market opportunities and (iii) general and administration to address the compliance requirements associated with being a publicly traded company.

  5)
  The acquisition of Axerra Networks, Inc. ("Axerra") in the third quarter of fiscal 2011 provided the Company with another avenue for customer expansion and growth.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recent eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as DragonWave's audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with DragonWave's consolidated financial statements and related notes thereto.

	FY10				FY11
	May 31 2009	Aug 31 2009	Nov 30 2009	Feb 28 2010	May 31 2010	Aug 31 2010	Nov 30 2010	Feb 28 2011
Revenue	12,999	32,423	51,594	60,973	48,726	27,171	27,008	15,105
Gross Profit	8,509	18,795	29,453	34,808	21,231	11,952	12,959	4,408
Gross Profit %	35%	42%	43%	43%	44%	44%	48%	29%
Operating Expenses	5,488	8,099	10,334	12,229	11,410	10,808	12,456	12,732
Income (loss) before amortization of intangibles and other items	(988)	5,529	11,807	13,936	9,821	1,144	503	(8,324)
Net income (loss) for the period	(2,350)	5,745	11,647	12,802	9,690	1,225	(50)	(8,890)
Net income (loss) per share
Basic	(0.08)	0.20	0.36	0.35	0.26	0.03	(0.00)	(0.25)
Diluted	(0.08)	0.19	0.34	0.34	0.26	0.03	(0.00)	(0.25)
Weighted average number of shares outstanding
Basic	28,569,238	28,620,162	32,604,077	36,461,643	36,916,893	35,978,213	35,125,724	35,208,606
Diluted	28,569,238	29,675,696	34,085,934	37,914,614	37,930,704	36,690,926	36,170,040	35,208,606
Total Assets	45,449	63,103	150,288	176,749	172,840	158,338	178,553	170,580

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the project nature of the network installations of our end-customers. In addition, results may vary as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives. Operating results may not follow past trends for other reasons, including strategic decisions by us such as acquisitions of complementary products or businesses.

RESULTS OF OPERATIONS

Overview

        DragonWave is a leading provider of high-capacity Ethernet microwave solutions that drive next-generation IP networks and pseudowire technology which allows carriers to address the increasing need to carry legacy TDM traffic over a packet based network. Our carrier-grade point-to-point Ethernet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of our microwave solutions is wireless network backhaul.

        The key messages surrounding the results of operations for the Company for the fourth quarter of fiscal 2011 and full year can be summarized as follows:

  •
  Revenue decreased by $40.0 million between fiscal year 2011 and fiscal year 2010 (decreased $45.9 million between Q4 FY2011 and Q4 FY2010). Key drivers for the change included:

  •
  Decreases in sales to our largest customer had a significant impact on both the fourth quarter and total year revenue (total year decrease over FY2010 — $56.0 million; fourth quarter decrease over the previous year — $50.9 million)

  •
  The acquisition of Axerra benefited the Company's consolidated revenue ($8.1 million since October 14, 2010; $4.4 million in the fourth quarter)

  •
  DragonWave continues to attract new customers for its microwave solutions globally. New customers acquired throughout FY2011 contributed $12.1 million for the full year and $2.5 million to the fourth quarter of FY2011.

  •
  Gross Margin for FY2011 was 42.8%; 0.8% higher than the margin percentage in FY2010. The fourth quarter margin of 29.2% includes a $2.1 million inventory provision. Expressed before the provision the fourth quarter margin was consistent with the full year at 43.0%.

  •
  Operating expenses increased by $0.5 million between the fourth quarter of FY2011 and the same period in the previous fiscal year despite the addition of Axerra's expenses at $2.6 million. For the entirety of FY2011, expenses were $47.4, an increase of $11.5 million from the previous year. Higher expenses were driven by professional fees associated with acquisition activities, external contractor costs for sales activity in new regions and the addition of Axerra's costs.

  •
  Net income before income tax expense for the total year in fiscal 2011 remained positive at $2.8 million, however the fourth quarter of fiscal 2011 showed a loss of $8.7 million.

  •
  Cash (including cash and cash equivalents, short term investments and restricted cash) decreased by $5.7 million in the fourth quarter of fiscal 2011 and the Company used $23.6 million over the twelve month period ending February 28, 2011, of which $10.7 million was used to repurchase our own shares, and $8.3 million was used to purchase the shares of Axerra.

        During the fourth quarter and throughout fiscal 2011 we focused our efforts on three key objectives: pursuing our market and customer diversification objectives, addressing the growing backhaul and pseudowire markets through new product innovation, and balancing the need for investment with responsible income and cash management.

  Customer and Product Diversification through Acquisition

        During the third quarter of fiscal 2011, DragonWave acquired a leader in pseudowire technology, Axerra Networks Inc. Axerra has a product portfolio that allows carriers to address the increasing need to carry legacy TDM traffic over a packet based network. This company has been successful in selling through a Network specialist to a major Multiple System Operator ("MSO") in the United States. Cross-selling opportunities for both pseudowire and backhaul products were a key motivator of the transaction, and trials and training with Axerra customers have already started for DragonWave's microwave solutions. The first shipments of Axerra

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts product into an existing DragonWave customer began in the fourth quarter of fiscal 2011 and although small represent a trend we feel is likely to continue.

        The purchase agreement was structured such that DragonWave acquired all of the outstanding shares of Axerra. The total potential purchase price is up to $25.0 million which includes $9.5 million paid in cash on October 13, 2010, and a potential earn-out of $15.5 million based on sales performance over a 16 month period. The earn-out can be paid in either cash or shares, at DragonWave's option.

        DragonWave has been and continues to be active in assessing other acquisition opportunities to further the Company's diversification strategy.

  Customer Diversification through Strategic Partnerships

        We continue to believe that significant opportunities exist in the Indian market for wireless backhaul sales following the completion of India's 3G and BWA radio-access spectrum auctions last year. To address this market, we formed a joint venture with one of India's leading telecommunication equipment manufacturers and turnkey service providers, Himachal Futuristic Communications Ltd. ("HFCL"). DragonWave owns 50.1% of the equity in the joint venture and the balance of the equity is owned by HFCL. Although the joint venture was not fully capitalized by February 28, 2011, significant effort had been expended to hire the key executive resources for the joint venture, and begin discussions with major carriers in the region. The capitalization of the joint venture occurred in March, 2011. Because of the nature of the agreement itself, in addition to the majority equity interest, DragonWave will be fully consolidating the results of the joint venture in the future.

        Forming strategic alliances with original equipment manufacturers (OEM) is a cornerstone of our growth strategy. Trials of DragonWave's equipment are ongoing in a variety of regions in the world and we continue to be optimistic about the sales potential the opportunity to sell through our OEM partners affords.

  Customer Diversification through Bid Activity and Customer Wins

        DragonWave's ability to attract new customers internationally remains strong. New customer wins and shipments to those customers in FY2011 drove $12.1 million in sales in the year. It is also significant that DragonWave has a strong customer retention history, so that customers who have built a network using DragonWave's backhaul technology or pseudowire capability in the past look to DragonWave for future network builds as well. Based on bid activity and ongoing discussions we believe the Company will continue to be selected in regions where we have previously had a strong presence (such as North America) and in new markets, like Mexico and South America, where we have not had significant shipments to date.

        We evaluate revenue performance over three main geographic regions. These regions are North America; Europe, the Middle East and Africa ("EMEA"); and Rest of World ("ROW"). The following tables show the number of new customer shipments in the three and twelve month periods ended February 28, 2011.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

Customer Profile for the Three Months Ended February 28, 2011:

Customer Profile for the Twelve Months Ended February 28, 2011:

        Despite the significant decline in sales to DragonWave's largest customer, sales to other customers have continued to show strength.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

        The following chart shows sales to customers other than to DragonWave's largest customer.

Sales to Customers other than DragonWave's largest customer

  Continued Focus on Product Innovation

        The wireless backhaul market continues to be shaped by the need to design products which acknowledge the cost sensitivities of carriers internationally. New challenges for microwave backhaul operators namely, tower congestion and, in some regions, shortages in backhaul spectrum availability, are driving higher costs for these scarce resources. By designing next generation packet microwave systems that have been engineered to maximize these limited resources, operators can drive significant operational savings and increase capacity. In fiscal year 2011, DragonWave announced the release of products with operational cost efficiencies in mind. Horizon Compact+, for example, provides operators with an important tool to address lifecycle cost in three critical areas: Spectrum utilization, utilizing Cross Polarization Interference Cancellation, technology capacity by utilizing DragonWave's previously announced Bandwidth Accelerator technology and reduced location leasing costs. DragonWave's Quantum product line, previously released and enjoying its first sales success in fiscal 2011 was also introduced with cost containment in mind. Not only is this product significantly less expensive for our customers to purchase, it incorporates technology which maximizes spectral efficiency (thereby reducing the per bit spectrum costs) and capacity. We continue to invest in Quantum radio platforms designed for a variety of frequencies and bands to address different regional market needs, and we designed the product for scalability and high production yields. During the fourth quarter of fiscal 2011 we also announced the release of Horizon Harmony which delivers a converged, software upgradable system that better enables the problem-prone transition to all-Ethernet transport by integrating pseudowire and packet microwave technologies together into a single packet-based, high-capacity system. The Company will continue to invest in technologies which address the needs of carriers globally.

  Our Income and Cash Management Focus

        Minimizing the Company's cash usage and loss from operations during the time that we wait for revenue levels to increase again is a major focus for us. Our efforts are concentrated on three main areas: minimizing the cost of manufacturing, managing headcount and limiting infrastructure growth, and reducing discretionary

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts spending such as travel. We are currently working with our contract manufacturers to ensure the smooth introduction of our Quantum product line which has been designed with manufacturing efficiency and cost minimization in mind. In addition, our global supply organization is currently investigating the best manufacturing strategies for addressing the Indian market potential. We have not undertaken a formal restructuring program at this time however we have taken steps to control headcount levels by not renewing contract positions particularly in our operations division, and not replacing natural attrition across the organization. All discretionary spending including travel has been reduced to the extent possible. We will continue to review the spending levels throughout the organization in order to ensure that the Company is sized appropriately to be able to respond quickly to changes in customer demand.

Share Repurchase

        On April 9, 2010, the Toronto Stock Exchange (the "TSX") accepted the Company's notice of intention to repurchase up to 3,508,121 common shares (10 percent of the Company's issued and outstanding common shares) through a normal course issuer bid ("NCIB"). The NCIB was effective April 13, 2010 and expired April 12, 2011. Daily purchases over the facilities of the NASDAQ were limited to 25% of the average daily trading volume of the common shares on NASDAQ other than pursuant to block purchase exemptions. Daily purchases over the facilities of the TSX were limited to 25% of the average daily trading volume of the common shares on TSX other than pursuant to block purchase exemptions. Except in the case of an exempt purchase, the prices that the Company paid for the common shares purchased was the market price of the shares at the time of acquisition.

        During the twelve months ended February 28, 2011, the Company acquired 1,865,549 common shares pursuant to the NCIB at prevailing market prices. These shares were purchased for cancellation at an aggregate cost of $10.7 million of which $9.0 million was charged to share capital, based on the historical weighted per share value at the date of purchase, and the balance of $1.7 million was charged to deficit. The Company did not acquire any common shares under the NCIB during the three months ended February 28, 2011.

Revenue and Expenses

  Revenue

        The Company considers that we have one reportable segment, namely, broadband wireless backhaul equipment. The vast majority of our sales come from the shipment of equipment either through direct sales, through sales to distributors, or through OEMs. Approximately 95% of our sales relate to the shipment of wireless backhaul equipment, including pseudowire solutions. Other sources of revenue including; extended warranty, advanced replacement, basic consulting and capacity upgrades contribute to our success with our customers but comprise a small percentage of our total revenues, generally 2% to 5% of our total revenue in any quarter.

        As mentioned previously, we evaluate the revenue performance of this segment over three main geographic regions. The table below breaks down the revenue earned by region for the three and twelve month periods

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts ending February 28, 2011 and compares these figures to the same periods in the prior fiscal year. The table shows that sales into Europe, the Middle East and Africa continue to grow.

	for the three months ended				for the year ended
	February 28, 2011		February 28, 2010		February 28, 2011		February 28, 2010
	$'s	%	$'s	%	$'s	%	$'s	%
North America	10,220	67%	58,201	96%	96,145	82%	146,471	93%
Europe, Middle East, and Africa	4,155	28%	2,089	3%	19,382	16%	9,532	6%
Other	730	5%	683	1%	2,483	2%	1,986	1%

Total Revenue	15,105	100%	60,973	100%	118,010	100%	157,989	100%

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of product purchased from outsourced manufacturers. In addition to the cost of product payable to outsourced manufacturers, we incur expenses associated with final configuration, testing, logistics and warranty activities. Final test and assembly for the links sold by us is carried on both at our premises and that of our contract manufacturers'. We use primarily the services of three outsourced contract manufacturers with locations in North America, Israel and Malaysia.

        Research and development costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

        Selling and marketing expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business. Our Ottawa based facilities are leased from a related party that is controlled by one of our directors and shareholders. Our management believes the terms of the lease reflect fair market terms and payment provisions.

Comparison of the three and twelve months ended February 28, 2011 and February 28, 2010

Revenue

Three months ended February 28		Twelve months ended February 28
2010	2010	2010	2010
$15,105	$60,973	$118,010	$157,989

        Revenue for the fourth quarter of fiscal 2011 decreased by $45.9 million compared with the three month period ended February 28, 2010. For the fiscal year ended February 28, 2011, revenue is $40.0 million lower, when compared with the twelve month period ended February 28, 2010.

        Axerra revenue in the fourth quarter of fiscal 2011 amounted to $4.4 million. Included in the $118.0 million revenue for fiscal 2011 is Axerra revenue of $8.1 million from the date of acquisition until February 28, 2011 (137 days).

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

        The primary drivers for the changes are as follows:

Changes to Revenue: Three months ended February 28, 2011 vs Three months ended February 28, 2010

National Carriers — North America	(52.7)
North American Multiple System Operator (MSO)	3.9
New Customers acquired in Q4	0.6
Regional Carriers and Distributors — EMEA	1.8
Regional Carriers and Distributors — ROW	0.1
Regional Carriers and Distributors — North America	0.4

Total	(45.9)

Changes to Revenue: Tweleve months ended February 28, 2011 vs Tweleve months ended February 28, 2010

New Customers — EMEA	9.3
New Customers — North America	1.9
New Customers — North American Multiple System Operator (MSO)	7.3
New Customers — ROW	1.3
Regional Carriers and Distributors — EMEA	0.8
Regional Carriers and Distributors — North America	(0.7)
Regional Carriers and Distributors — ROW	(0.7)
National Carriers — North America	(59.2)

Total	(40.0)

Gross Profit

Three months ended February 28		Twelve months ended February 28
2011	2010	2011	2010
$4,408	$26,165	$50,550	$66,424
29.2%	42.9%	42.8%	42.0%

        Our gross profit of 29.2% for the three month period ended February 28, 2011, was impacted by an inventory provision of $2.1 million. If we examine the gross margin level in the absence of the inventory provision, the gross margin continued to be approximately 43% this quarter. The inventory provision was taken primarily against AirPair radio raw material (used in Horizon Duo) considered to be in excess of what we are likely to consume because of the successful adoption of Quantum and Horizon Compact by our customers.

        There are several elements which impact our gross margin in any period: the selling price and material costs, as well as costs such as overhead and labour, freight and warranty.

        Selling Prices: In fiscal year 2011 there were relatively few customers who were able to command significant volume discounts and only a small portion of our sales were sold to an OEM partner, where volume discounts are more common. The customer mix therefore offset some of the cost dynamics described above to keep

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts margins for the year at approximately the 43% level. The types of products sold also helped to mitigate higher costs as relatively more customers purchased higher capacity products and bandwidth updates.

        Costs: The raw material costs of our products generally make up approximately 85% of our total costs of goods sold. Significant cost reductions in our raw material expenses were realized with the transition to lower cost manufacturing in Malaysia in fiscal year 2010, and we continued to benefit from those cost reductions this year. Our Quantum product has been designed to be less expensive to manufacture and this will begin to benefit the gross margin in fiscal year 2012. In fiscal year 2011, however, lower volumes eroded some of the other favourable cost per unit metrics realized in the previous year. Overhead and labour costs per unit as well as costs for shipping increased slightly (downward pressure on gross margin estimated to be 1.5% when comparing FY2011 to FY2010).

        Axerra's gross margin for the three months ending February 28, 2011 was 43%. The gross margin for the time period from the acquisition on October 14, 2011 to February 28, 2011 was 46%.

Research and Development

Three months ended February 28		Twelve months ended February 28
2011	2010	2011	2010
$5,572	$5,069	$18,676	$14,620

        Research and development ("R&D") expenses increased by $0.5 million for the three month period ended February 28, 2011 when compared with the same period in the prior fiscal year. For the fiscal year ended February 28, 2011, R&D spending increased by $4.1 million when compared to the twelve month period ended February 28, 2010.

        A number of factors have contributed to the increased spending in R&D. First, the Company expanded its R&D organization as it worked toward the launch of Horizon Compact +, and the new variants of Quantum, among other initiatives. This expansion resulted in compensation and other headcount associated spending increasing year over year (Fourth quarter increase — $ 0.3 million; year to date increase — $3.1 million). Variable compensation spending, however decreased (Fourth quarter decrease — ($ 1.1) million; year to date decrease — ($2.8) million). As well, material spending associated with prototype builds for products still in the design phase, and depreciation on R&D equipment used in the design process increased (Fourth quarter increase — $ 0.1 million; year to date increase — $1.3 million). Travel and other miscellaneous costs have risen as well (Fourth quarter increase — $ nil million; year to date increase — $0.6 million). Spending on Axerra's R&D organization from October 14, 2010 to February 28, 2011 also increased the year over year spending comparison (Fourth quarter increase — $ 1.5 million; year to date increase — $ 2.3 million)

        Offsetting the R&D spending is a credit of ($0.4) million related to investment tax credits which will be used by the Company to offset taxes payable in Canada (Fourth quarter change in the credit offset — $0.3 million; year to date change in the credit offset — $0.4 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

Selling and Marketing

Three months ended February 28		Twelve months ended February 28
2011	2010	2011	2010
$3,964	$4,481	$17,303	$13,917

        Sales and marketing expenses decreased by $0.5 million in the three months ended February 28, 2011 relative to the same three month period in the previous fiscal year. Expenses increased by $3.4 million when comparing the twelve month period ended February 28, 2011 to the same period in fiscal 2010.

        Our product line management and customer support organizations have grown over the past year in response to an effort to better meet our customers' needs across a variety of geographies. Compensation costs connected with this headcount growth resulted in higher spending (Fourth quarter increase — $0.5 million; year to date increase — $2.5 million). Variable compensation associated with revenue performance decreased and offset other compensation costs (Fourth quarter decrease — ($1.3) million; year to date decrease — ($2.2) million). Spending on contractors in foreign jurisdictions who support near term sales opportunities when they arise and specific network builds also contributed to the change (Fourth quarter decrease — ($ 0.2) million; year to date increase — $1.7 million). Travel costs and marketing expenses accounted for a portion of the difference on a year to date basis (Fourth quarter decrease — ($0.1); year to date increase — $0.4 million). Finally, Axerra spending on sales and marketing activities accounted for a portion of the increase (Fourth quarter increase $0.6 million; year to date increase — $1.0 million). This represents spending for the 137 days from the date of acquisition to February 28, 2011.

General and Administrative

Three months ended February 28		Twelve months ended February 28
2011	2010	2011	2010
$3,340	$2,679	$11,817	$7,405

        General and administrative expenses increased by $0.7 million for the three months ended February 28, 2011 when compared to the same three month period in the previous fiscal year. On a year to date basis, spending increased by $4.4 million compared to same twelve month period in the prior fiscal year.

        The increase in spending in the quarter can be primarily attributed to moderately higher compensation costs related to an increase in resources in certain strategic areas, offset by a decrease in variable compensation spending (Fourth quarter decrease — ($0.1) million; year to date decrease — ($0.5) million). We are now listed on both the NASDAQ and the TSX, a change from the first eight months of fiscal 2010. In addition to the costs associated with this change, the acquisition activity combined with the creation of the joint venture in India contributed to higher professional fees and travel costs (Fourth quarter increase — $0.2 million; year to date increase — $3.6 million). As well, insurance, business taxes and leased rental space costs have differed between fiscal 2011 and fiscal 2010 (Fourth quarter increase — $ nil; year to date increase — $ 0.4 million). Axerra's general and administrative expenses also contributed to the increase in spending both in the fourth quarter and in the for the total year amounts (Fourth quarter increase — $ 0.6 million; year to date increase — $ 0.9 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

Government Assistance

Three months ended February 28		Twelve months ended February 28
2011	2010	2011	2010
$(144)	$—	$(390)	$—

        The $0.1 million credit in the fourth quarter of fiscal 2011, and $0.4 credit in the twelve months ended February 28, 2011, reflects research and development funding received through the Office of the Chief Scientist ("OCS") in Israel. Under these agreements, DragonWave will be required to pay royalties at the rate of 3% — 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

Amortization of Intangible Assets

Three months ended February 28		Twelve months ended February 28
2011	2010	2011	2010
$(472)	$—	$(893)	$(207)

        In fiscal 2010 the amortization of intangible assets reflects only the amortization on computer software. In fiscal 2011, the amount reflects both the amortization of computer software, and the amortization of the intangible assets acquired with the purchase of Axerra.

Accretion Expense

Three months ended February 28		Twelve months ended February 28
2011	2010	2011	2010
$(271)	$—	$(393)	$—

        As part of the acquisition of Axerra, DragonWave agreed to pay a potential earn-out of $15.5 million based on sales performance over a sixteen month period. The potential liability that this reflects has been recorded on the balance sheet at its fair value using a discount rate equal to the risk free rate of return adjusted for a risk premium. The present value of this potential future payment was calculated to be $14.3 million. The value of the liability on the balance sheet will increase each month in equal amounts ($0.1 million per month) until the sixteen month earn-out period is finished and the amount equals $15.5 million. The accretion expense for the full fiscal 2011 reflects the increase in the fair value of the liability for the 137 days from the date of acquisition to February 28, 2011.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

Interest

Three months ended February 28		Twelve months ended February 28
2011	2010	2011	2010
$37	$60	$233	$89

        Interest rates on investments are extremely low at present. As a result, despite the Company's healthy cash position, interest income earned by the Company in the three and twelve month periods ended February 28, 2011 was relatively low.

Investment Gain/(Loss)

Three months ended February 28		Twelve months ended February 28
2011	2010	2011	2010
$(161)	$—	$7	$—

        In the first twelve months of fiscal 2011 we made short term investments which carried a fixed yield and term to maturity. Because these investments are reflected on the balance sheet at their fair value, and the market interest rates for similar instruments decreased between the date they were purchased and February 28, 2011, an unrealized investment gain was booked to reflect the increase in the fair value of the investments.

        A portion of the Company's available cash resources has been invested in low risk investment vehicles with a variety of maturity dates to maximize our returns while ensuring our cash is easily accessed for the Company's business priorities and that our risk is kept at a minimum.

Gain on Sale of Property and Equipment

Three months ended February 28		Twelve months ended February 28
2011	2010	2011	2010
$—	$—	$—	$258

        In the prior fiscal year, DragonWave traded-in certain test assets when purchasing upgraded test equipment. The transaction resulted in immaterial gains on the equipment that was sold back to the manufacturer.

Foreign Exchange Gain (Loss)

Three months ended February 28		Twelve months ended February 28
2011	2010	2011	2010
$536	$(991)	$678	$(2,436)

        The small foreign exchange gain recognized in the fourth quarter of fiscal 2011 resulted from the translation of monetary accounts denominated in currencies other than the USD at February 28, 2011 in an environment

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts where the USD was becoming relatively weaker. On March 1, 2010 the Company began to report in USD. Prior to that date all USD financial assets were re-valued to reflect the fair value in CAD. As at February 28, 2011 only 11.4% of our Cash & Cash Equivalents, 1% of our trade receivables, and 18% of our financial liabilities are held in currencies other than the USD. As a result the foreign exchange gain (loss) resulting from such revaluations has been minimized.

Income Taxes Expense (Recovery)

Three months ended February 28		Twelve months ended February 28
2011	2010	2011	2010
$235	$203	$801	$341

        Income tax expense relates primarily to DragonWave's US subsidiaries, where the utilization of available net operating losses is limited to an amount prescribed by US tax regulations. This annual limitation was not sufficient to fully offset taxable income. In addition, income tax expense includes an amount related to non-deductible amortization expense of acquired intangible assets related to Axerra.

        In Canada, DragonWave recognized the benefit of provincial tax credits to fully offset provincial tax expense. However, the tax benefit from utilizing federal investment tax credits has been recognized as a reduction to R&D expense rather than income tax expense, as required by Canadian GAAP. Income tax expense in Canada would have been zero if it had been offset by the investment tax credits utilized in the year.

        As of the end of fiscal 2011, we have significant tax carry-forward pools available to reduce future taxable income as well as investment tax credits and other credits available to reduce future income taxes payable. Our tax carry-forward pools consist mainly of tax losses that exist in Canada and Israel. In addition, there are other, relatively smaller, carry-forward pools that are available in these countries. At the end of fiscal 2011, our total carry-forward pools in Canada and Israel were approximately $48 million and $49 million, respectively. These pools are available to reduce taxable income in fiscal 2012 and future years. Our investment tax credits of $9.1 million and other tax credits of $12.6 million are available to reduce future income taxes payable in Canada.

        Except for benefits recorded in respect of US operating losses and timing differences, income tax benefits relating to the tax carry-forward pools in Canada and Israel, as well as the tax credits in Canada discussed above, have not been recognized in the consolidated financial statements as the recognition requirements under GAAP for these items have not been met.

Liquidity and Capital Resources

        As at February 28, 2011, we had a credit line in place with a major US-based bank which allows borrowing to support working capital requirements of up to $17.0 million and capital expenditure requirements of up to $3.0 million. The borrowing base available at any point in time for the working capital line is based on accounts receivable levels and varies by month.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

        The table below outlines selected balance sheet accounts and key ratios:

	As at February 28, 2011	As at February 28, 2010
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	77,819	105,276
Restricted cash	714	—
Short Term Investments	11,181	8,074
Working Capital	102,692	133,343
Long Term Assets	35,224	7,605
Long Term Liabilities	5,289	2,102
Working Capital Ratio	4.1 : 1	4.7 : 1
Days Sales Outstanding in accounts receivable	69 days	47 days
Inventory Turnover	1 times	5.7 times

Cash and cash equivalents, Restricted cash and Short term investments

        As at February 28, 2011, the Company had $89.7 million in cash and cash equivalents, restricted cash, and short term investments ("Cash") representing a $23.6 million decrease from the Cash balance at February 28, 2010.

	Three months ended	Year ended
	February 28, 2011
The results of operations of the Company	(4.7)	11.1
Other Sources of Cash:
Other miscellaneous items including option proceeds	0.8	1.3

	0.8	1.3

Uses of Cash:
The repurchase of shares	0.0	(10.7)
The purchase of Axerra	0.0	(8.3)
The purchase of capital assets & software	(1.0)	(4.6)
Growth in non-cash working capital	(1.1)	(12.3)
Other	0.3	(0.1)

	(1.8)	(36.0)

Net impact on Cash	(5.7)	(23.6)

Beginning Cash balance	95.4	113.3
Ending Cash balance	89.7	89.7

Sources & Uses of Cash:

        The income from operations of the Company, when adjusted for non-cash items has been positive for the past five quarters, but with sales levels at $15.1 million and operating expenses at $12.7 million the fourth quarter's net income adjusted for non-cash items fell below the breakeven level. Based on a 40% gross margin, and with operating expenses at $12.7 million, sales levels will need to return to the $ 30.0 million level approximately for this to change.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

        The proceeds from option exercises provide funds to the Company. Option exercise prices range from $1.34 to $13.74 and in the year ended February 28, 2011, 311,254 options were exercised.

        During the twelve months ended February 28, 2011, the Company has acquired 1,865,549 common shares pursuant to the NCIB at prevailing market prices. The $10.7 million in cash required for this share repurchase was entirely expended by the three months ending November 30, 2010. There were no further purchases in the three months ending February 28, 2011.

        On October 13, 2010 DragonWave purchased all of the outstanding shares of Axerra Networks Inc. Although DragonWave paid $9.5 million in cash at the transaction date, Axerra had cash and cash equivalents, and restricted cash on its own balance sheet. As a result the net impact of the transaction on DragonWave's consolidated cash levels was $8.3 million.

        In the twelve months ended February 28, 2011, the Company invested $4.2 million in test and R&D equipment as well as computer hardware to facilitate its operations. Investments in test and R&D equipment are required to accommodate the unique specifications and requirements of the Quantum and Horizon Compact+ product lines. Test and production fixtures may either be located at DragonWave's premises or at our contract manufacturers. We also invested an additional $ 0.4 million in computer software to assist in our operations.

        Contributing to the reduction in the Company's Cash balances was the growth in non-cash working capital (growth in the three months ending February 28, 2011 — $1.1 million; growth in FY2011 $12.3 million).

Non-Cash Working Capital

	FY2011
	3 Month	Year ended
Changes in non-cash working capital balances:
Trade receivables	3.4	18.4
Restricted Cash	(0.3)	(0.3)
Other current assets	(0.7)	(2.1)
Inventory	(3.4)	(6.8)
Future income tax asset	(0.0)	1.9
Accounts payable and accrued liabilities	(0.0)	(21.0)
Income taxes payable	(0.2)	(2.7)
Deferred revenue	0.1	0.4
Other long term liabilities	(0.0)	(0.1)

	(1.1)	(12.3)

  Trade Receivables:

        The trade receivables balance decreased by $17.3 million between February 28, 2011 and February 28, 2010 (February 28, 2011 — $ 11.6 million; February 28, 2010 — $ 28.9 million). The reduction in the balance was driven by the $45.9 million decrease in sales between the fourth quarter of fiscal 2010 and the fourth quarter of fiscal 2011. The days sales outstanding in accounts receivable also changed, increasing from 47 days at February 28, 2010 to 69 days at February 29, 2011. Our allowance for doubtful accounts continues to be low, amounting to only 0.8% of the trade receivables balance at February 28, 2011 (0.2% at February 28, 2010).

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

Axerra's trade receivable balance contributed $2.0 million to the ending balance of the consolidated entity at February 28, 2011.

  Inventory:

        The inventory balance increased by $4.3 million between February 28, 2010 and February 28, 2011. The growth in inventory is a result of the requirement to place orders in advance of clear visibility on the content and quantity of customer orders. Our production inventory is made up of products variants which are continuing to generate significant global interest and approximately 59% of that inventory is in a finished goods state. Axerra's inventory levels contributed $1.1 million to the ending balance of inventory at February 28, 2011.

  Accounts Payable and Accrued Liabilities:

        The accounts payable and accrued liabilities balance decreased from $33.9 million at February 28, 2010 to $15.9 million at February 28, 2011. The decrease relates to the reduction in purchasing activity levels in the final quarter of each respective fiscal year. As a measure of that activity level, in the final two months of fiscal 2010, the Company received invoices valued at $28.2 million related to inventory purchases and $8.3 million related to other services. In contrast, in the final two months of fiscal 2011, the Company received inventory related invoices of $6.9 million for inventory related purchases and $ 2.1 million for other services. The difference in purchasing levels mirrors the sales activity level decrease between the two quarters, which decreased by $45.9 million. Included in the accounts payable and accrued liabilities balance at February 28, 2011 is $4.5 million from Axerra.

  EXPECTED USE OF PROCEEDS:

        We disclosed our expectations regarding the use of net proceeds ($70.5 million CAD) of the offering of our common shares which was completed on October 20, 2010 (the "Offering") in our supplemented short form PREP prospectus dated October 14, 2009. The following table summarizes progress to the end of the fourth quarter of fiscal 2011 against the use of net proceeds disclosed in the prospectus, other than proceeds which were described as being allocated to working capital:

Description of Expected Use of Proceeds	Amount of Net Proceeds	Status as at February 28, 2011
Strengthen our balance sheet	$27.4 million	As of February 28, 2011 the Company had $89.7 million in Cash on its balance sheet, consisting of net proceeds of the Offering that have not yet been allocated as well as cash flow from operations.
Fund efforts to increase sales penetration in regions outside of North America	$13.7 million	Between October 14, 2009 and February 28, 2011 the Company expended approximately $4.5 million to fund efforts to increase sales penetration outside of North America.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

Description of Expected Use of Proceeds	Amount of Net Proceeds	Status as at February 28, 2011
Provide source of funding for potential future acquisitions	$6.8 million
The acquisition of Axerra required the outlay of $9.5 million with a future potential earn-out additional liability of $15.5 million, payable either in cash or in DragonWave shares at DragonWave's discretion.

        As disclosed in the Offering prospectus, management has broad discretion in how it uses the net proceeds received from financing activities. We may re-allocate the net proceeds of the Offering from time to time having consideration to our strategy relative to the market and other conditions in effect at the time, including those factors discussed above under the heading "Risks and Uncertainties". As discussed our current focus is on diversifying our customer base through a strategy that includes product innovation, expansion of our geographic markets, OEM arrangements and mergers and acquisitions, and we expect that our available funds will be used to support these and related initiatives as well as other elements of our growth strategy.

Liquidity and Capital Resource Requirements

        Based on our recent performance, current revenue expectations, and funds raised through the financing activities of the previous year, our management believes cash resources will be available to satisfy working capital needs for at least the next 12 months.

Commitments as at February 28, 2011

        Future minimum operating lease payments as at February 28, 2011 per fiscal year are as follows:

2012	1.8
2013	0.8
2014	0.6
2015	0.4
Thereafter	0.4

4.0

        In the normal course of its business activities, the Company is subject to claims and legal actions. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Royalty Commitments

        Under the research and development agreements of Axerra Networks Ltd., an indirect subsidiary of DragonWave, the Company received and accrued participation payments from the Office of the Chief Scientist ("OCS") of the Ministry of Industry and Trade in Israel in the amount of $0.4 million. DragonWave is required to pay royalties at the rate of 3% — 3.5% of sales of products developed with funds provided by the OCS, up to

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

        Upon the acquisition of Axerra, the Company recognized $4.1 million on the Balance Sheet which represented the fair value of the obligation as at the acquisition date.

        The fair value represents the discounted, most probable obligation to the Company. After consideration of the liability currently recognized in the consolidated balance sheet of $3.2 million, the company has a maximum potential obligation of an additional $10.5 million.

Outstanding Share Data

        The common shares of the Company are listed on the TSX under the symbol DWI and on the NASDAQ under the symbol DRWI.

Number of Shares
Balance at November 30, 2010	35,146,435
Exercise of stock options	267,863
Share repurchase	—
Other	7,595
Net Earnings (Loss)	—

Balance at February 28, 2011	35,421,893

Balance at February 28, 2010	36,934,917
Stock-based compensation	—
Exercise of stock options	311,254
Share repurchase	(1,865,549)
Other	41,271
Net Earnings	—

Balance at February 28, 2011	35,421,893

        The following is a summary of Common stock option activity:

	Year ended February 28, 2011		Year ended February 28, 2010
	Options	Weighted Average Price (CAD)	Options	Weighted Average Price (CAD)
Opening Balance	1,603,052	$4.06	2,075,918	$3.37
Granted	900,645	$7.28	332,986	$8.90
Exercised	(311,254)	$2.73	(753,443)	$2.53
Forfeited	(77,537)	$6.62	(52,409)	$3.67

Closing Balance	2,114,906	$5.53	1,603,052	$4.06

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

Off-Balance Sheet Arrangements

        We lease space for our headquarters in Ottawa, Ontario, Canada. Our R&D, services and support, and general and administrative groups operate from our headquarters. We also lease warehouse space in Ottawa, Ontario, Canada. Both leases expire in November 2011. We lease additional warehouse space on a month by month basis. Our rental costs including operating expenses total $102 thousand per month. In April, 2008 we signed a lease agreement in England. The lease expires in April, 2013 and rental costs including operating costs total $8 thousand per month. In December, 2010 we signed a lease agreement in Atlanta, Georgia, in the United States. Rental costs, including operating costs total $9 thousand per month. In December, 2010 we signed a lease agreement in Singapore. The lease expires in December, 2011 and rental costs including operating costs total $2 thousand per month.

        Our indirect subsidiary, Axerra Networks Ltd., leases space for its headquarters in Tel Aviv, Israel. Axerra's R&D, services and support, and general and administrative groups operate from its headquarters. This lease was renewed in December 2010 for a period of 60 months. Rental costs, including operating expenses, total $37 thousand per month.

        We use an outsourced manufacturing model whereby most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. We have purchase orders in place currently for raw materials and manufactured products in addition to capital expenses and services. All purchase orders reflect our current view of revenue and cash flow.

Financial Instruments

        Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables, or other liabilities.

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	February 28, 2011	February 28, 2010
Held-for-trading (1)	89,714	113,350
Loans and receivables (2)	12,197	28,990
Other financial liabilities (3)	14,608	32,703
(1)
Includes cash, cash equivalents, restricted cash, and short term investments

(2)
Includes trade receivables and other receivables which are financial in nature

(3)
Includes accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, restricted cash, short term investments, trade receivables, other receivables, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

Interest rate risk

        Cash and cash equivalents with variable interest rates expose ous to interest rate risk on these financial instruments. We pay interest on this line of credit at the bank's prime rate of interest plus 1%, and have interest rate risk exposure due to changes in the bank's prime rate. The line of credit was not utilized as at February 28, 2011.

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents, restricted cash, and short term investments in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or face value of the financial instrument. We minimize our credit risk on cash and cash equivalents and short term investments by transacting with only reputable financial institutions.

Foreign exchange risk

        The following table summarizes the currency distribution of our financial instruments in US dollars, as at February 28, 2011:

	February 28, 2011			February 28, 2010
	US Dollars	CDN Dollars	Other Currency	US Dollars	CDN Dollars	Other Currency
Held-for-trading	87%	11%	2%	86%	13%	1%
Loans and receivables	94%	1%	5%	93%	6%	1%
Other financial liabilities	70%	18%	12%	65%	35%	0%

        Foreign exchange risk arises because of fluctuations in exchange rates. We do not currently use derivative financial instruments to mitigate this risk.

        If the US dollar had appreciated 1 percent against all foreign currencies at February 28, 2011, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in an increase in after-tax net income of $84 thousand for the twelve month period ended February 28, 2011 (twelve month period ended February 28, 2010 — $66 thousand), with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at February 28, 2011.

        For the year ended February 28, 2011, a foreign exchange gain of $0.7 million was recognized (year ended February 28, 2010 — $2.4 million).

Liquidity risk

        A risk exists that we will not be able to meet our financial obligations as they become due. Based on our recent performance, current revenue expectations and strong current ratio, management believes that liquidity risk is low.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

Transactions with Related Parties

        We lease premises from a real estate company controlled by a member of the Board of Directors. During the three and twelve months ended February 28, 2011, we paid $0.4 million and $1.5 million respectively (three and twelve months ended February 28, 2010 — $0.3 million and $1.0 million respectively), relating to the rent, operating costs, and leasehold improvements associated with this real estate, and the value owing for net purchases at February 28, 2011 was $30 thousand (February 28, 2010 — $70 thousand). These amounts have been allocated amongst various expense accounts, except for leasehold improvements which have been allocated to property and equipment.

        We also purchased products and services from a company controlled or significantly influenced by a Board member. Total net product and services purchased for the three and twelve month periods ended February 28, 2011 was $0.1 million and $2.8 million respectively (three and twelve months ended February 28, 2010 — $1.7 million and $12.3 million respectively). The majority of the purchases have been recorded in inventory and ultimately in cost of sales. This company ceased to be a related party on May 28, 2010.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

Description of Credit Facilities

Bank Line of Credit

        As at February 28, 2011, we had drawn $nil (February 28, 2010 — $nil), on an operating credit facility with a limit of $17.0 million (February 28, 2010 — $10.0 million). Interest is calculated at the bank's prime rate of interest plus 1% (February 28, 2010 — 1.75%) and resulted in a weighted average effective rate of nil for the three and twelve months ended February 28, 2011 (three and twelve months ended February 28, 2010 — 4.59% and 4.36% respectively). We have provided a general security agreement on trade receivables. We were in compliance with the financial covenants included in the lending agreement as at February 28, 2011. The actual borrowing base fluctuates and is based primarily on a percentage of the total trade receivable amount.

        We have drawn nil (February 28, 2010 — $nil) on a capital expenditure facility with a limit of $3.0 million (February 28, 2010 — $3.0 million).

CONTROLS AND PROCEDURES

        At the end of the period covered by this report for the fiscal year ended February 28, 2011, an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at February 28, 2011 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administration. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of February 28, 2011.

        Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements filed on SEDAR, has also audited the effectiveness of our internal control over financial reporting as of February 28, 2011, as stated in their report which is included in the financial statements.

  Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Business Combinations

        In January 2010, the Canadian Accounting Standards Board issued a new standard for business combinations, CICA 1582, "Business Combinations," which is substantially converged with IFRS. The revised Canadian standard is effective for years beginning on or after January 1, 2011, with earlier adoption permitted. An entity adopting this section for a fiscal year beginning before January 1, 2011 shall disclose that fact and also is required to adopt CICA 1601, "Consolidated Financial Statements" and CICA 1602, "Non-Controlling Interests" effective at the same time. We have adopted CICA Handbook Sections 1582, "Business Combinations," 1601, "Consolidated Financial Statements" and 1602, "Non-Controlling Interests" with effect from March 1, 2010.

Inventory

        We value inventory at the lower of cost and market. We calculate the cost of raw materials on a standard cost basis, which approximates average cost. Market is determined as net realizable value for finished goods, raw materials and work in progress. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of our broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. We consider software to be incidental to the product. Services range from installation and training to basic consulting. Of the three basic consulting provides the biggest revenue stream, though as a percentage of DragonWave's total revenue it generally amounts to only 3% of revenue.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

        We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met. It is rare that final acceptance is specified in a contract with one of our customers.

        Additionally, our business agreements may contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenue to each component of the arrangement using the residual value method, based on vendor-specific objective evidence of the fair value of the undelivered elements. These elements may include one or more of the following: advanced replacement, extended warranties, training, and installation. These types of revenue make up less than 5% of our revenue in any period.

  Advanced replacement and Extended Warranty

        Advanced replacement and extended warranty contracts are services offered by DragonWave to its customers as an option to purchase either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides to customers the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by DragonWave to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to DragonWave. We repair and keep the returned unit.

        Standard warranty for customers generally varies between twelve and thirty-six months. Our extended warranty programs enable customers to continue to have repairs and customer support guidance beyond the standard warranty period.

        DragonWave recognizes the revenue for both advanced replacement and extended warranty services ratably over the term that the service will be offered.

        VSOE of the fair value is established for both advanced replacement and extended warranty programs by comparing the selling price for these services when sold separately (as they often are) to the selling price when sold at the same time as the delivered elements. The revenue for the delivered element is recognized using the residual method.

  Training

        DragonWave earns a minimal portion of its total revenue from the sale of training services primarily to installation companies. Only in rare circumstances does DragonWave provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and are thus considered an insignificant deliverable to the overall arrangement and not considered a separate unit of accounting.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

  Installation

        DragonWave does not offer installation services. Rarely, a customer may request that we arrange for the installation of the equipment through a third party service provider as a condition of the sale. In this case, a separate services agreement is created between DragonWave and the end-user of our equipment, and DragonWave sub-contracts the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

  Sales to Distributors:

        DragonWave defers the recognition of sales to distributors for shipments for which no end user has been identified (i.e. inventory to be held in stock by the distributor) due to the right of the distributor to exchange and rotate its stocking levels in order to maximize its market efficiency or return the product and be charged an associated restocking fee.

        Delay between the shipment to distributor and revenue recognition depends upon the strategy of the distributor. Some sales never go through distributor inventory; rather they are shipped directly from DragonWave to the end user. Other sales opportunities identified by our distributors are fulfilled by using the distributor's inventory.

        Each order received from a distributor identifies whether the order is for the distributor's stock, or for an end customer. In order to ensure the accuracy of sales to end-users, DragonWave receives a confirmation of the stocking levels of our distributors on a quarterly basis. In addition, the Company performs cut-off procedures to ensure the accuracy and completeness of the confirmations received.

        We evaluate arrangements that include services such as training and installation to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue allocable to the other elements is deferred until the services have been performed. When services are not considered essential, the revenue allocable to the services is recognized as the services are performed.

        We recognize revenue from engineering services or development agreements according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. We calculate warranty costs on a percentage of revenue per month based on current actual warranty costs and return experience.

        We record shipping and handling costs borne by us in costs of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

Research and development

        Our research costs are expensed as incurred. Our development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Government assistance and investment tax credits relating to ongoing R&D costs are recorded as a recovery of the related R&D expenses, where such assistance is reasonably assured.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2011
Tables are expressed in USD $000's except share and per share amounts

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future tax assets and liabilities are measured using substantively enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future tax assets are recognized only to the extent, in the opinion of management, it is more likely than not that the future tax assets will be realized in the future.

        We periodically review our provisions for income taxes and the valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

Transition to US GAAP vs. IFRS

        On October 1, 2010, the Canadian Securities Administrators approved National Instrument ("NI") 52-107 Acceptable Accounting Principles and Auditing Standards. The policy comes into force on January 1, 2011. NI 52-107 permits Canadian public companies which are also SEC registrants the option to prepare their financial statements under US GAAP. Under this policy there will be no requirement to provide a reconciliation of the US GAAP financial statements to IFRS. DragonWave has carefully considered the implications of conversion to IFRS compared to US GAAP. We have determined that it is in the best interests of the Company and the readers of our financial information to begin to provide US GAAP, rather than IFRS compliant financial statements in fiscal 2012. DragonWave already provides a US GAAP reconciliation to Canadian GAAP, and the differences are considered to be minor. Differences relate to the calculation of stock based compensation, and are fully explained in note 16 to the unaudited financial statements for the three and twelve months ended February 28, 2011. We will continue to assess the relative merits of providing IFRS compliant financial statements in the future.

QuickLinks

  Exhibit 99.3
Customer Profile for the Three Months Ended February 28, 2011
Customer Profile for the Twelve Months Ended February 28, 2011
Sales to Customers other than DragonWave's largest customer